Exhibit 99.1

Canna Cabana Launches Cannabis Delivery on Demand

CALGARY, AB, Feb. 22, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that it has launched cannabis Delivery on Demand in select Canna Cabana retail locations across Canada. Under the new program, customers will be guaranteed delivery of all online orders from participating stores within two hours of their order being placed, or any hourly slot chosen by the customer between 12:00pm and 8:00pm outside of the two hour window. Under this premium delivery program, customers will be charged a CAD$9.99 delivery fee, with no minimum purchase required. After an initial launch at select locations in Ontario, Manitoba, and Saskatchewan, the Company intends to expand the program to cover all locations under the Canna Cabana banner across Canada, including in Alberta where private delivery is set to launch on March 8th, as per guidance received from the provincial regulator.

High Tide Inc. February 22, 2022 (CNW Group/High Tide Inc.)

"At High Tide, we strive to consistently roll out innovative and forward-thinking service offerings for our customers, and today's announcement is no different. Through this on-demand approach to cannabis delivery, we are creating an experience that we know will be enjoyed by Cabana Club members across Canada. By choosing to use Delivery on Demand when ordering from Canna Cabana, our customers will be able to access our unbeatable prices from the comfort of their own home, with the added peace-of-mind of knowing exactly when their delivery will arrive from the moment that they place their order," said Raj Grover, President and Chief Executive Officer of High Tide. "In addition to creating a fantastic delivery experience for our customers, this initiative also represents a proactive and thoughtful approach to competing with and drawing consumers away from the illicit cannabis market, which we know remains resilient in part due to their offering of unregulated delivery services. We plan on introducing this program in all provinces where we operate as soon as possible, and I look forward to seeing the growth and success of this program as we roll it out across Canada," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 111 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this news release include, but are not limited to: statements with the Company's intentions to provide guaranteed delivery on all online orders on the terms and conditions discussed in this news release; the Company's intentions to expand the program to cover all locations under the Canna Cabana banner across Canada, including in Alberta where private delivery is expected to launch on March 8th, as per guidance received from the provincial regulator; statements by Mr. Grover with respect to the delivery program's expected success and growth; the Company's intentions to pay the Consulting Fee on the terms and conditions outlined in this news release, and the Company's strategy as a parent company to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to provide guaranteed delivery on all online orders on the terms and conditions discussed in this news release; the ability of the Company intentions to expand the program to cover all locations under the Canna Cabana banner across Canada, including in Alberta where private delivery is expected to launch on March 8th and the Company's ability to obtain regulatory approval for same; the ability of the delivery program to generate the expected success and growth, the market demand for the guaranteed delivery program product offering;  the ability of the Company to obtain approval of the TSX Venture Exchange with respect to the Consulting Fee share issuance; the ability of the Company to carry out on its strategy as a parent company to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value execute on its business plan. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 22-FEB-22